Filed Pursuant to Rule 433

Registration Statement No. 333-187398

May 12, 2014

Final Term Sheet

Issuer:	Westar Energy, Inc.

Issue of Securities:	First Mortgage Bonds, 4.10% Series due 2043

Legal Format:	SEC Registered

Ratings*:	Moody’s: A2 (stable); S&P: A (stable); Fitch: A- (stable)

Principal Amount:	$180,000,000 (Reopening of First Mortgage Bonds, 4.10% Series due 2043, of which $250,000,000 were previously issued on March 28, 2013), for a total amount of $430,000,000.

Trade Date:	May 12, 2014

Settlement Date:	May 19, 2014 (T+5)

Interest Payment Dates:	Semi-annually on April 1 and October 1, beginning on October 1, 2014.

Initial Interest Accrual Date:	April 1, 2014

Total Accrued Interest Payable to the Issuer:	$5.47 per $1,000 principal amount of bonds, accrued from April 1, 2014 to but excluding May 19, 2014

Maturity Date:	April 1, 2043

Benchmark Treasury:	3.625% due February 15, 2044

Benchmark Treasury Price/Yield:	102-20+/3.482%

Re-Offer Spread to Benchmark Treasury:	+82 basis points

Yield to Maturity:	4.302%

Coupon:	4.10%

Public Offering Price:	96.675%, plus accrued interest from April 1, 2014

Optional Redemption:	Prior to October 1, 2042, at any time at a discount rate of Treasury plus 15 basis points. On or after October 1, 2042, at any time at par.

Ranking:	After giving effect to this offering and the use of proceeds described in “Use of Proceeds” in the prospectus supplement, approximately $0.7 billion of the Company’s total indebtedness outstanding on the Company’s consolidated balance sheet as of March 31, 2014 (excluding intracompany debt, trade payables and debt of variable interest entities), would have been structurally senior to the First Mortgage Bonds because the Company’s subsidiaries are the obligors under such indebtedness.

Issuance of Additional Bonds:	As of March 31, 2014, approximately $359.3 million principal amount of additional First Mortgage Bonds could be issued under the most restrictive provisions of the company’s mortgage, taking into account the issuance of $180,000,000 of First Mortgage Bonds offered hereby and the use of proceeds described in “Use of Proceeds” in the prospectus supplement.

Gross Spread:	0.875%

Net Proceeds (before expenses):	Approximately $172,440,000 after deducting the underwriters’ discount.

CUSIP/ISIN:	95709TAJ9/ US95709TAJ97

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated U.S. Bancorp Investments, Inc.

Co-Manager:	Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement relating to the securities described above in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you a prospectus and prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.